Dollar Tree Stores, Inc.
500 Volvo Parkway
Chesapeake, VA 23320

February 19, 2008

Via EDGAR

Mr. H. Christopher Owings
Assistant Director
Mail Stop 3561
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

RE:          Dollar Tree Stores, Inc.
Form 10-K for the Fiscal Year Ended February 3, 2007
Filed April 4, 2007
DEF 14A filed on May 17, 2007
File No. 0-25464

Dear Mr. Owings:

Please find our response to the Staff’s comments contained in your letter of January 31, 2008, regarding the Company’s Form 10-K for the year ended February 3, 2007 and proxy statement filed on May 17, 2007.  For ease of reading, the Staff’s comments are bolded.

As requested in your letter and in connection with responding to the comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions regarding our response or need further information, please feel free to contact our outside counsel, William A. Old, Jr. at (757) 622-3366 or John S. Mitchell, Jr. at (202) 833-9200.

Sincerely,

/s/ Bob Sasser
Bob Sasser
Chief Executive Officer
Dollar Tree Stores, Inc.

Dollar Tree Stores, Inc.
Response to Staff Comment Letter Dated January 31, 2008

Form 10-K for the Fiscal Year Ended February 3, 2007 Filed April 4, 2007, and information incorporated by reference from Definitive Proxy Statement filed May 17, 2007; File No. 0-25464

Form 10-K

Item 9A. Controls and Procedures. page 34

1.  We note that you state there were no "significant" changes in your internal controls. Your disclosure does not appear to specifically address Item 308(c) of Regulation S-K. Please confirm to us, if true, that there were no changes in internal controls that occurred during the last fiscal quarter that have materially affected or are reasonably likely to materially affect, your internal control over financial reporting. In future filings, please disclose any change in internal control that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to affect, your internal control over financial reporting.

There were no changes in internal controls that occurred during the fiscal quarter ended February 3, 2007 that have materially affected or are reasonably likely to materially affect, our internal control over financial reporting.  In future filings, we will disclose any change in internal control that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to affect, our internal control over financial reporting.

Schedule 14A
Item 11. Executive Compensation. page13

Compensation Discussion and Analysis, page 14

2.  Please disclose fully the role of the executive officers in determining or recommending the amount or form of executive compensation and the role of the compensation consultants, describing the nature and scope of the consultant's assignment and the material elements of the instructions or directions given to the consultant regarding the performance of its duties. See Item 407(e)(3)(ii) and (iii) of Regulation S-K. Clarify whether your President and Chief Executive Officer met with Towers Perrin regarding his compensation or the compensation of other named executive officers and identify the members of management with whom Towers Perrin works.

As noted in our proxy statement, the Compensation Committee has the direct responsibility to determine and approve the compensation of the Named Executive Officers. The Compensation Committee has historically consulted, and expects to continue to consult, with the chief executive officer and senior management, as well as Towers Perrin, its external compensation consultant, in the exercise of its duties. Notwithstanding such consultation, the Compensation Committee retains absolute discretion over all compensation decisions with respect to the Named Executive Officers.

In general, at the Compensation Committee’s request, our chief executive officer Mr. Bob Sasser may review and recommend the compensation structure and awards for the other Named Executive Officers to the Compensation Committee or its consultants.  He also provides information to the Compensation Committee and its consultants regarding the job performance and overall responsibilities of the other Named Executive Officers.  Mr. Sasser makes no recommendations concerning his own compensation to either the Compensation Committee or its consultants.

As described in the 2007 proxy statement, the Compensation Committee asked Towers Perrin to assist them in:

•	determining the competitiveness of our current compensation program for senior executives;
•	gaining perspective on trends in retail industry pay practices and identifying the degree of alignment between our compensation programs and current trends;
•	completing a detailed review of our existing program design and related processes to ensure that our compensation programs support business and financial objectives; and
•	identifying design considerations based on any new ideas, emerging trends or issues specific to us.

The preceding matters encompassed the nature and scope of the consultant's assignment and the material elements of the instructions or directions given to the consultant regarding the performance of its duties.  We further explained in the 2007 proxy statement that Towers Perrin met with the Compensation Committee as a group and with most members individually, and with the Audit Committee Chairman.  We also disclosed that Towers Perrin interviewed eight members of management, including each of the Named Executive Officers.  This group included the chief executive officer, and the meetings were held at the request of the Compensation Committee and Towers Perrin.

No executive officer had authority to direct the work of Towers Perrin.  The chief executive officer does not possess the right to call a meeting of the Compensation Committee, but the Compensation Committee would likely convene a meeting at his request.

The Company will provide the foregoing additional information in its 2008 CD&A.

3.  We refer you to Securities Act Release 8732A, Section II.B.l. As noted in that section, the compensation and discussion analysis should be sufficiently precise to identify material differences in compensation policies for individual executive officers. Mr. Sasser's total compensation is substantially higher than those of the other named executive officers. Please explain the reasons for the differences in the amounts of compensation awarded to the named executive officers.

The differences between the base salary of Mr. Sasser and the other Named Executive Officers are caused by a variety of factors, including Mr. Sasser’s role as chief executive officer, his unique role as primary architect of the Company’s strategic vision, as well as his responsibility for achievement of the Company’s operational goals.  Consistent with the recommendations of the Compensation Committee’s outside consultant, Mr. Sasser receives higher compensation as a product of his greater authority, responsibility and oversight.

In the future, the Company will be mindful to more fully explain significant differences in the amounts of compensation awarded to the chief executive officer and the other Named Executive Officers, as appropriate.

Annual Bonus Incentives, page 17

4.  Please discuss the extent to which the compensation committee can exercise or has exercised discretion either to award compensation absent attainment of the relevant performance goals or to reduce or increase the size of any award or payout. See Item 402(b)(2)(vi) of Regulation S-K.

The Compensation Committee reserves the right to exercise discretion to award compensation regardless of actual attainment of relevant performance goals or to reduce or increase the size of any bonus. The Compensation Committee did not exercise such discretion with respect to 2006 bonus payments.

Pursuant to Item 402(b)(2)(vi), in the CD&A section of our 2008 proxy statement, we will disclose what discretion the Compensation Committee retained to award compensation absent attainment of relevant performance goals. We will disclose whether and to what extent the Compensation Committee exercised that discretion with respect to the annual incentive payment to the Named Executive Officers.  In the event that the committee exercises its discretion to materially change an amount otherwise payable, we will include a description of the committee’s rationale.

5. Please revise your discussion to disclose the earnings per share target that triggers the payment of the bonus incentives prospectively and for the fiscal year reported.

In our proxy statement, the Company noted that executives and certain salaried associates have the opportunity to earn an annual cash bonus under our Management Incentive Compensation Plan (MICP). We also disclosed that Company performance goals are based on earnings per share targets defined by the annual budget as approved by the Board of Directors at the beginning of the fiscal year. The corporate target takes into consideration our corporate plans and projected performance.

Historically, the corporate performance component of the executive bonus is linked to achievement of at least 85% of a specified earnings-per-share target. For 2006, that target was $1.73 per share.  We note that 2007 target information is neither related to nor in any way material to an understanding of 2006 compensation.

In future proxy statement CD&A disclosure, the Company will provide specific targets for the just-completed fiscal year.  We do not plan to provide specific targets for the then-current fiscal year, because such information is not material to understanding the compensation paid to a Named Executive Officer for the just-completed fiscal year. However, in the event our bonus compensation structure changes, so that current-year targets become relevant to prior-year compensation, the Company will evaluate whether disclosure of current-year targets may constitute competitive harm under the applicable rules.  If not, the Company will disclose such targets; if so, the Company will provide the appropriate disclosure about the difficulty of achieving any undisclosed targets.

Potential Payments upon Termination or Change in Control, page 32

6.  Please describe and explain how you determine the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits upon termination or a change in control. See Item 402(b)(1)(v) and 402(j)(3) of Regulation S-K. Please discuss why you have chosen to pay certain multiples of the components of compensation under these arrangements and how potential payments and benefits under these arrangements may have influenced the compensation committee's decision regarding other compensation elements.

The structure of change in control arrangements and post-termination benefits are consistent with our compensation objectives to attract, motivate and retain highly talented executives. These arrangements preserve morale and productivity, provide a long-term commitment to job stability and financial security, and encourage retention in the face of the potential disruptive impact of an actual or potential change in control, death or disability.  The post-termination vesting benefit under our equity compensation plans also secures the value of previously granted compensatory awards against forfeiture solely because of retirement.

The change in control arrangements ensure that the interests of the executives will be materially consistent with the interests of shareholders when considering corporate transactions.  The Compensation Committee determined that the multiples applied to base compensation upon a change of control should be consistent with the limits specified by tax deductibility for “parachute payments” as well as with principles of good corporate governance promulgated by major proxy advisory firms and institutional investors.  The multiple applicable to the chief executive officer’s retention agreement is higher to reflect the greater importance the Compensation Committee places on Mr. Sasser’s management role and responsibility, discussed further in our reply to comment no. 3 above.

We do not view the change in control arrangements or post-termination benefits as additional elements of compensation because such events may never occur.  The arrangements are intended to reassure executives that they will receive previously deferred compensation and that prior equity grants will be honored because decisions as to whether to provide these amounts are not left to management and the directors after a change in control.

In future filings we will consider providing a more detailed discussion of the foregoing items to the extent that we believe such disclosure would provide material information necessary to investors’ understanding of executive compensation.

Certain Relationships and Related Transactions, page 35

7.  You state that your audit committee is responsible for approval of any related party transactions. Please describe your audit committee's policies and procedures for the review, approval, or ratification of the transactions you describe this section. See Item 404(b) of Regulation S-K.

As stated in our 2007 proxy statement, under our Code of Ethics, directors, officers and employees are required to disclose for approval any transactions, activities, interests or relationships that may create a conflict of interest (including financial transactions, investments and receipt of corporate gifts). The Audit Committee annually reviews related party transactions involving directors and the Named Executive Officers, questions regarding possible conflicts of interest, and other issues related to ethical business practices.

In future filings, we will indicate that the Company adheres to the foregoing policy for potential related person transactions but that the policy is not in written form.  Approval of such related person transactions is evidenced by Audit Committee resolutions in accordance with our practice of approving transactions in this manner. To the extent that our policies and procedures are ever adopted in written form, we will so state in future filings.

8. Please file the lease and the supply agreement that you describe in this section as exhibits or tell us why you do not believe this is necessary.

We will file the lease described in the 2007 proxy statement as an exhibit.  The supply arrangement mentioned in this section involves the delivery of office supplies pursuant to ordinary purchase orders, and we do not have a supply agreement with the company.  Our purchases of office supplies from the company are made on an as-needed basis, in the ordinary course of business, and none of the individual purchase orders associated with these transactions is material.  The arrangement is one that ordinarily accompanies the kind of business conducted by the Company, no officer or director of the Company is a party to the arrangement, and the arrangement is not otherwise material to the Company or its business.  Therefore, pursuant to Item 601(b)(10) of the Commission’s Regulation S-K, the Company believes it is not necessary to file anything in connection with the arrangement.